EXHIBIT 12.1

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date Ended June 15,	Year-to-date Ended June 17,	Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$32	$(6)	$(12)	$(159)	$(235)	$375	$530
Add (deduct):
Fixed charges	203	194	421	444	441	447	515
Capitalized interest	(2)	(1)	(4)	(3)	(5)	(10)	(10)
Amortization of capitalized interest	3	3	7	7	6	6	6
Equity in (earnings)/losses related to certain 50% or less owned affiliates	(3)	(2)	(4)	1	32	10	(11)
Distributions from equity investments	—	—	—	2	1	3	4
Distributions on preferred units	—	—	—	(4)	(9)	(9)	(9)
Issuance costs of redeemed preferred OP units	—	—	—	(4)	—	—	—

Adjusted earnings	$233	$188	$408	$284	$231	$822	$1,025

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$180	$171	$371	$384	$379	$375	$444
Capitalized interest	2	1	4	3	5	10	10
Distributions on preferred units	—	—	—	4	9	9	9
Issuance costs of redeemed preferred OP units	—	—	—	4	—	—	—
Portion of rents representative of the interest factor	21	22	46	49	48	53	52

Total fixed charges and preferred OP unit distributions	$203	$194	$421	$444	$441	$447	$515

Ratio of earnings to fixed charges and preferred unit distributions	1.1	—	—	—	—	1.8	2.0
Deficiency of earnings to fixed charges and preferred unit distributions	$—	$(6)	$(13)	$(160)	$(210)	$—	$—